SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on October 19th, 2016, drawn up in summary form

1.            Date, time and venue: On October 19th, 2016, starting at 7:45 a.m., at Hotel Château Laurier Québec, located at 1220 Place George V O, Ville de Québec, QC G1R 5B8, in the City of Montreal, Canada.

2.            Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Mr. Victorio Carlos De Marchi, copresident, and Messers. Marcel Herrmann Telles,  Vicente Falconi Campos,  Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa, representing the majority of the Board of Directors members.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1          Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of September 30th, 2016.

4.2          Distribution of dividends. Based on the Company’s extraordinary balance sheet dated September 30th, 2016, to approve the distribution of dividends in the amount of R$ 0.16 for each share of the Company, to be deducted from the results of the 2016 fiscal year and attributed to the minimum mandatory dividends for the same year. The distribution of dividends will be made without withholding income tax, pursuant to applicable law.

4.2.1. The aforementioned payment shall be made as from November 25th, 2016 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including October 31st, 2016, with respect to BM&FBovespa, and November 3rd, 2016, with respect to the New York Stock Exchange, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including November 1st, 2016.

4.3.         Nomination of Executive Officer. According to Section 21, letter d) of the Company’s Bylaws, to approve, effective as of this date, the replacement of the current Industrial Executive Officer, Mr. Flávio Barros Torres, by Mr. Maurício Nogueira Soufen, Brazilian citizen, married, mechanical engineer, bearer of the ID Card No. 21565912 and enrolled with the Individual Taxpayers’ Registry under No. 162.743.818-13, with office in the City São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1017, 3rd floor.  The new executive officer will be sworn into his respective position on this date, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers, and the term of his mandate shall expire on May 11th, 2019. The Directors also approved to register the votes of gratitude for the relevant services rendered by Mr. Flávio Barros Torres to the Company.

4.3.1   New Board of Executive Officers Composition.  In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the following composition as of this date: (i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Ricardo Rittes de Oliveira Silva, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Ricardo Morais Pereira de Melo, as “Sales Executive Officer”; (iv) Mr. Fernando Dias Soares, as “Soft Drinks Executive Officer”; (v) Mr. Maurício Nogueira Soufen, as “Industrial Executive Officer”; (vi) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer”;  (vii) Mr. Cassiano De Stefano, as “Logistics Executive Officer”; (viii) Mr. Fabio Vieira Kapitanovas, as “People and Management Executive Officer”; (ix) Ms. Paula Nogueira Lindenberg, as “Marketing Executive Officer”; (x) Mr. Gustavo Pimenta Garcia as “Shared Services and Information Technology Executive Officer”; and (xi) Mr. Rodrigo Figueiredo de Souza as “Supply Executive Officer” .

5.            Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, October 19th, 2016.

/s/ Victorio Carlos De Marchi	/s/ Marcos de Barros Lisboa

/s/ Marcel Herrmann Telles	/s/ Vicente Falconi Campos

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Ricardo Rittes de Oliveira Silva Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer